

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Gianni Del Signore
Chief Financial Officer
Pangaea Logistics Solutions Ltd.
c/o Phoenix Bulk Carriers (US) LLC
109 Long Wharf
Newport, RI 02840

> **Re: Pangaea Logistics Solutions Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 16, 2022**
> **File No. 001-36798**

Dear Mr. Del Signore:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation